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James J. Moloney
Direct: +1 949.451.4343
Fax: +1 949.475.4756
JMoloney@gibsondunn.com

VIA ELECTRONIC MAIL AND EDGAR FILING

Ms. Christina Chalk and Mr. Blake Grady

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

April 28, 2023

Re:	Jounce Therapeutics, Inc.

Schedule TO-T filed on April 5, 2023

File No. 005-89831

Dear Ms. Chalk and Mr. Grady:

On behalf of Concentra Biosciences, LLC (the “Parent”) and Concentra Merger Sub, Inc. (“Purchaser”, and along with Tang Capital Management, LLC (“TCM”) and Tang Capital Partners, LP (“TCP”), the “Co-Offerors”), please find our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2023 (“Letter #3”), with respect to Parent’s and Purchaser’s Schedule TO-T originally filed on April 5, 2023 (the “Schedule TO”) and the Offer to Purchase, dated April 5, 2023 (the “Offer to Purchase”), and subsequently amended by Amendment No. 1 to the Schedule TO (the “Schedule TO Amendment No. 1”), amended and restated by the Amended and Restated Offer to Purchase, dated April 25, 2023 (the “Amended and Restated OTP”) and supplemented by the Supplement to Offer to Purchase dated April 25, 2023 (the “First Supplement”, and together with the Schedule TO, the Schedule TO Amendment No. 1, and the Amended and Restated OTP, the “Offer Materials”) regarding Co-Offerors’ offer to purchase all of the outstanding shares of Jounce Therapeutics, Inc. (“Jounce” or the “Company”). Concurrently with the submission of this response letter, Co-Offerors are filing Amendment No. 2 to the Schedule TO (the “Schedule TO Amendment No. 2”) and a Supplement No. 2 (the “Second Supplement”, and together with the Schedule TO Amendment No. 2, the “Amended Tender Offer Materials”), filed as an exhibit (a)(1)(G) to the Schedule TO Amendment No. 2. The Amended Tender Offer Materials reflect Co-Offerors’ responses to the Staff’s comments in Letter #3. In light of the Expiration Date for the Offer being May 3, 2023, the Second Supplement is being disseminated to Jounce stockholders concurrently with the filing of the Schedule TO Amendment No. 2.

For your convenience, we have restated below in bold each comment from Letter #3 and supplied our responses immediately thereafter. Unless otherwise specified, capitalized terms used but not defined herein have the same meaning as in the Amended Tender Offer Materials.

Schedule TO-T/A filed April 25, 2023

Summary Term Sheet, page 5

1.	Provide an opinion of counsel that the CVRs are not securities under Securities Act Section 2(a)(1).

Response: In response to the Staff’s comment, we will provide the Staff an opinion as requested prior to the expiration of the Offer.

2.

Refer to comment 3 in our prior comment letter dated April 21, 2023 and comment 1 in our letter dated April 14, 2023. We continue to believe that the failure to provide a maximum value or range of values for the CVR as a whole does not satisfy the bidders’ basic requirement to describe the material terms of the Offer under Item 4 of Schedule TO and Item 1004(a)(i) of Regulation M-A thereunder. This is of particular concern in the context of this Offer, where the cash component of the Offer consideration represents a discount to the current trading price for the shares. Please revise to provide this disclosure.

Response: In response to the Staff’s comment, Co-Offerors have provided a range of value for the CVR in the Second Supplement as requested.

3.

Refer to comment 15 in our prior comment letter dated April 14, 2023. We believe the disclosure requested in comment 2 above must be included as part of the previously requested offer supplement to be disseminated to shareholders.

Response: The Co-Offerors acknowledge the Staff’s comment and confirm that the Second Supplement is concurrently being disseminated to Jounce stockholders.

* * * * *

Please do not hesitate to contact James Moloney or Rob Phillips of Gibson, Dunn & Crutcher LLP, by telephone at (949) 451-4343 or (415) 393-8239, respectively, if you require further assistance.

Very truly yours,

By:	/s/ James Moloney
James Moloney

cc:	Ryan Murr, Gibson, Dunn & Crutcher LLP

Robert Phillips, Gibson, Dunn & Crutcher LLP